Issuer Free Writing Prospectus dated August 7, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated July 11, 2025

Registration Statement No. 333-284375

INVESTOR PRESENTATION August 202 5 Issuer Free Writing Prospectus dated August 7, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated July 11 , 2025 Registration Statement No. 333 - 284375 One and one Green Technologies. INC Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

FREE WRITING PROSPECTUS STATEMENT This free - writing prospectus relates to the proposed public offering of Class A ordinary shares (“Class A Ordinary Shares”) of One and one Green Technologies. INC (“we”, “us”, or “our”) and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/2034723/000121390025062908/ea0208103 - 08.htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . This presentation should not be construed as legal, tax, investment, or other advice . Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. 2

SPECIAL NOTE REGARDING FORWARD - LOOKING STATEMENTS This presentation and the prospectus contain forward - looking statements that reflect our current expectations and views of future events . Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward - looking statements . You can identify some of these forward - looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements include statements relating to our goals and strategies ; our future business development, financial condition and results of operations ; our expectations regarding demand for and market acceptance of our products and services ; our expectations regarding our customers ; our plans to invest in our products and services ; competition in our industry ; and relevant government policies and regulations relating to our industry . These forward - looking statements involve various risks and uncertainties . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect . We qualify all of our forward - looking statements by these cautionary statements . This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties containing information regarding the waste materials and scrap metal recycling services industry . Industry publications and third - party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information . Statistical data in these publications also include projections based on a number of assumptions . While we believe these industry publications and third - party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information . In addition, the new and rapidly changing nature of the waste materials and scrap metal recycling services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof . Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. 3 Gd1

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 4 All terms are proposed terms. See offering documents for further risks and disclosures. There is no guarantee that any specif ic outcome will be achieved. Investments may be speculative and illiquid and there is a risk of loss Preliminary Offering Summary One and one Green Technolog ies. INC Issuer: Nasdaq: Y DDL Proposed Listing / Ticker: 2,500,000 Class A Ordinary Shares Number of Shares Offered: $4.00 to $6.00 per share Price: 41,796,040 Class A Ordinary Shares and 10,203,960 Class B Ordinary Shares Pre - Offering Shares Outstanding: 44,296,040 Class A Ordinary Shares (44,671,040 Class A Ordinary Shares if the Underwriters exercise the over - allotment option in full) and 10,203,960 Class B Ordinary Shares Post - Offering Shares Outstanding: Approximately 15% to expand our existing business by acquiring additional machinery and equipment; Approximately 5% to expand our real estate portfolio through the acquisition of additional land properties; Approximately 15% for the construction of a new manufacturing facility; and, Approximately 65% for working capital and for other general corporate purposes. Use of Proceeds: Cathay Securities, Inc. Underwriter:

OFFERING SUMMARY BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP Our Business We are a waste materials and scrap metal recycling company in the Philippines. Our capabilities are underscored by our permitted capacity for metal recycling, measured in tons per year, and by the government - issued license that enables us to import hazardous waste (as raw materials) into the Philippines. Products & Servic es We process raw materials and generate final products that include copper alloy ingot, aluminum scrapes, plastic beads, and others. We provide economical and flexible solutions to the challenges of electronic waste, metal scrap and industrial recycling. Committed to Susta inability By providing lower - cost alternatives for processing recycled materials, we not only contribute to environmental sustainability but also highlight our role as a modern and specialized recycling company. Financial Sn apshot * All figures audited, in US$ millions 5 Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. San Rafael, Philippines Headquarters: *97 Employees: *3 Facilities: *Approx. 300,000 tons Capacity (Annual): **US$53.5M Revenue (FY24): *As of December 31, 2024 $41.27 $8.88 $53.46 $10.57 0 10 20 30 40 50 60 Net Revenue Gross Profit Millions FY 2023 FY 2024 **Audited SZ1 SZ2

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 6 Waste Recycling Process: Overview & Initial Processing Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Process Overview 1 Waste Collection & Storage 2 Manual Classification 3 Material Processing 4 Final Products Material Categories PCB & Wire (E - material): On standby for processing Mixed metals: Copper, zinc, aluminum, iron, steel Plastic & rubber: For water separation Disposable waste: For incineration Initial Processing Stages Stage 1: Crushing • E - materials and mixed metals → Vertical compound crusher • Materials broken down into smaller pieces • Increases surface area for better separation Stage 2: Magnetic Separation • Crushed materials → Eddy current separator • Iron scraps separated and collected for sale • Remaining: copper, aluminum, steel, zinc Collection & Storage Household and industrial waste is collected, transported to storage yards, and manually classified into categories based on composition and recyclability potential.

OFFERING SUMMARY | BUSINESS | GROWTH STRATEGIES | INVESTMENT HIGHLIGHTS | INDUSTRY | FINANCIALS | LEADERSHIP

Advanced Processing & Final Products

Advanced Processing Stages

Stage 3: Floating Separation
- Mixed metals (2nd iteration) → Floating separation system
- Aluminum scraps collected and separated
- Remaining: copper, steel, zinc (3rd iteration)

Stage 4: Color Sorting
- Mixed metals (3rd iteration) → Color sorter
- Copper retained for smelting
- Zinc and steel sorted out for polishing

Stage 5: Smelting
- Copper crush → Smelting furnace
- Melting and casting produces copper ingots
- Ingots placed in open-air yard for cooling

Stage 6: Plastic & Rubber Processing
- Materials → Water separation system ("cutting machine")
- Separation based on density differences
- Produces plastic beads and rubber beads

Final Products

Metal Products
- Copper ingots
- Iron scraps
- Aluminum scraps
- Steel scraps
- Zinc scraps

Non-Metal Products
- Plastic beads
- Rubber beads

Additional Processing

Metal Finishing
Iron, aluminum, steel, and zinc scraps undergo a polishing process to remove the oxide layer on the surface before being stored in the warehouse.

Environmental & Economic Benefits
- Reduces landfill waste and pollution
- Conserves natural resources
- Creates valuable materials for manufacturing
- Contributes to circular economy principles

Disposable Waste: Materials with no further use are selected by workers and disposed of by incineration

Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 8 Sales, Marketing & Competition SALES & MARKETING o Currently, our ending products are described as price inelastic. The demand for copper and aluminum materials is stable despite fluctuating market prices. The stability is attributable to the widespread use of these materials in vast industries. The primary constraint on sales is our production capacity. o Our marketing team also participates in some international exhibitions of renewable resources in the United States, Europe and China. The management expects to acquire new customers through these events to mitigate the risk of customer concentration. COMPETITION o The Recycled Metal industry in the Philippines is highly diversified and competitive, with many players in the market. o As demand for recycled metal grows, more small enterprises are expected to enter the industry, and the major companies are expected to expand their influence and increase their market share in the approaching years. *source: the International Energy Agency (IEA) Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

OFFERING SUMMARY | BUSINESS | GROWTH STRATEGIES | INVESTMENT HIGHLIGHTS | INDUSTRY | FINANCIALS | LEADERSHIP

Intended Growth Strategies

Strengthen Customer Sales & Agent Partnerships

- Strengthen relationships with existing customers.
- Provide more value-add products.

Extend Production Capabilities

- Enhance production by advancing processing techniques.
- Isolate precious metals (gold, silver, palladium, rhodium) from copper products.

Reduce Transportation Costs

- Acquire a bulk carrier terminal and set up a new manufacturing facility nearby.
- Replace container carriers with bulk carriers to save on transportation costs and enhance economies of scale in general.
- Projected cost reduction of approximately USD $5 million annually for every 100,000 tons of volume.

Develop Overseas Markets

- Expand into Southeast Asia, Korea, Japan & other international markets in EU & Americas
- Provide tailor-made products to overseas customers.
- Utilize advanced technology and license advantages to compete in overseas markets.
- Build an international business development team with well-rounded language skills and cultural expertise to strengthen our capabilities across Europe, America, and Asia.

Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

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OFFERING SUMMARY | BUSINESS | GROWTH STRATEGIES | INVESTMENT HIGHLIGHTS | INDUSTRY | FINANCIALS | LEADERSHIP

Our Competitive Advantage

EXPERIENCED & VISIONARY MANAGEMENT TEAM

- Decades of combined experience in the resource recycling industry
- Strong network of suppliers and customers
- Deep knowledge of local and international regulations
- Excellent business judgment, execution power, and forward-looking perspective on industry trends

ENVIRONMENTAL QUALIFICATIONS & TECH

- Our Eco-Friendly Technology distinguishes us from competitors & our process efficiency reduces contamination
- Capable of producing ingots from copper and metal scraps for reintegration into the economy
- Competing technologies, like table concentrators, fail to prevent pollution in final processing stages

STABLE CUSTOMERS & SUPPLIER BASES

- Diverse Sources: Contracts with major metal waste suppliers and industry agents
- Competitive Pricing: Secure materials at competitive prices
- Enhanced Profit Margins: Advantageous cost structure boosts profit margins on final products

MARKET ADVANTAGE

- Stable demand for copper and aluminum recycling
- Industry resilience to economic recessions and demand fluctuations
- Economic downturns and insufficient demand have little effect on the business
- Reputation and intrinsic demand reduce the need for significant marketing investments

WELL-POSITIONED TO COMPLY W/ GOV'T MANDATES

- Holds various permits/licenses to comply with Philippine laws and regulations, secured thanks to our sustainable, environmentally friendly processes
- We benefit from being fully authorized by the government to process hazardous wastes under the framework of The Basel Convention: A Global Solution for Controlling Hazardous Wastes.

REGIONAL PRESENCE & GLOBAL FOOTPRINT

- We aim to establish large-scale operations to leverage economies of scale and enhance efficiency
- Japan License: We plan to acquire a license for importing hazardous waste from Japan in FY2025
- Although we already import materials from Europe and the United States when market conditions are favorable, we are also planning to increase sourcing from these regions to establish a more stable and reliable supply chain.

Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

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LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 11 Explosive Growth in E - Waste Creates $91B Annual Opportunity Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. 62 Million Metric Tons E - waste generated in 2022 32% Increase Projected growth by 2030 (~82 million metric tons) $91 Billion Value of metals wasted annually (copper, gold, iron) Only 1% Of global demand for 17 rare earth metals supplied by recycling Source: U.N. International Telecommunications Union (ITU) and UNITAR joint report

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 12 Non - Ferrous Metals Markets Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Source: Bureau of International Recycling (BIR) World Mirror on Non - Ferrous Metals, October 2023 Key Non - Ferrous Metals Aluminum, copper, lead, zinc Nickel, titanium, cobalt, chromium Precious metals (gold, silver) Market Growth (2023 - 2024) Copper: 41% increase From 4.3M to 4.8M tons ($65 - 70 billion) Aluminum: 13.7% increase From 10.55M to 12M tons ($55 - 60 billion) Total Market Value $150 - 160 Billion Total recycled non - ferrous metals market in 2024 Ferrous Metals Markets 1.8 Billion Tons Total crude steel production in 2018 470 Million Tons Steel scrap utilized (from 81% of global producers) 70 Million Tons Scrap consumed by iron and steel foundries annually 100% Recyclable: Iron and steel retain physical properties during recycling Key Characteristics Infinite Recycling: Process can be repeated indefinitely Most Recycled Material: Steel is the world's most recycled material

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 13 Environmental & Economic Benefits Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Source: Bureau of International Recycling (BIR) Energy Savings Aluminum: 95% less energy compared to virgin materials Copper: 85% energy savings, reduces CO ₂ emissions by 65% Iron : 74% less energy, 90% less virgin material Resource Conservation Aluminum: Saves 8 tons bauxite, 14,000 kWh energy, 40 barrels oil per ton Steel: Saves 1100kg iron ore, 630kg coal, 55kg limestone per ton Additional Benefits to Recycling Iron Reduces water pollution by 76% and air pollution by 86% Reduces mining waste by 97% and landfill space usage

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 14 Global Market Size & Growth Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Source: Mordor Intelligence, International Trade Administration $779.3 Million Global recycled metal market size in 2022 $1.1 Billion Projected market value by 2031 3.6% CAGR Compound Annual Growth Rate (2022 - 2031) Rapid urbanization driving increased metal usage Growing sustainability awareness boosting recycling demand Government regulations supporting market expansion Global Recycled Metal Market Growth Projection Regional Outlook - Asia Pacific Focus Source: Global Recycled Metal Market — Transparency Market Research — December 2023 Philippines Market Performance 3.9% CAGR Growth rate (2020 - 2026) Below Regional Average Current recycling rate Growth Drivers & & Infrastructure development & Regulations Global Recycled Metal Market Share by Region

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 15 Competitive Landscape Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Investment Opportunities Market Structure Highly Diversified & Competitive Many players with varying capabilities and market reach Low Industry Concentration Most small enterprises have limited technical, financial, and research capabilities Key Challenges Lack of standardized collection systems Limited e - waste processing capabilities Strict environmental supervision creating competitive pressure Competitive Advantage Legal certificates and licenses (ECC, Permit to Operate, Discharge Permit) Large - scale processing capabilities Specialized e - waste handling expertise Urbanization & Infrastructure Growing population and infrastructure development driving demand for metals in consumer goods and construction Sustainability Trends Increasing awareness and government regulations supporting recycled metal usage to reduce carbon footprint Automotive Sector Growth Rising demand for recycled metals in vehicle manufacturing for body, chassis, engines, and components Technological Innovation New processing methods and equipment improving efficiency and expanding processing capabilities

OFFERING SUMMARY BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP 19 $5.57 FY 2023 FY 2024 FY 2023 FY 2024 Net Income $6.48 Financial Bre akdown *All figures in USD millions , audited as of December 31 Operating Income $8.09 OFFERING SUMMARY BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP $9.50 $9.00 $8.50 $8.00 $7.50 $7.00 $6.50 $6.00 $5.50 $700 $6.00 $5.00 $4.00 $3.00 $2.00 $1.00 $60.00 $55.00 $50.00 $45.00 $40.00 $35.00 $30.00 $10.5 $10.0 $9.50 $9.00 $8.50 $8.00 FY 2023 FY 2024 Gross Profit Revenues $53.46 $41.27 $10.57 $7.26 $8.88 Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. FY 2023 FY 2024

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 17 Our Dedicated Team Caifen Yan Chief Executive Officer, Director and Chairman of the Board Huajun Yan Chief Operating Officer & Director Mr . Yan has been our Chief Operating Officer since our incorporation . He led the management of the company, setting and achieving the company’s business goals, ensuring the stability of the supply and the safety of production operations . His work included budget management, team management, business development and sales, R&D, and product quality assurance and delivery . Mr . Yan is vice president of the Jiangsu Chamber of Commerce and Industry in the Philippines . He earned a master’s degree in economics in Kiel University in 2006 , and a bachelor’s degree in accounting from Nanjing University in 2003 . Chun Kit Wong Chief Financial Officer Mr . Wong is our Chief Financial Officer . Mr . Wong is responsible for providing leadership, direction and management of the finance and accounting team, and advising on long - term business and financial planning . Mr . Wong has been the head of corporate finance at a Chinese real estate enterprise since June 2023 , specializing in corporate finance, M&A and compliance matters . During March 2021 to June 2023 , Mr . Wong was the vice president of Guosen Securities (HK) Capital Company Limited . Prior to that, Mr . Wong was the vice president of HeungKong Capital Limited during May 2017 to March 2021 . Mr . Wong is a member of the Hong Kong Institute of Certified Public Accountants since 2016 . He graduated from Hong Kong Baptist University in accountancy with a bachelor’s degree in Commerce in 2011 . MANAGEMENT Ms. Yan has been our Chief Executive Officer, Director and Chairman of the Board of Directors since our incorporation. She was fully responsible for the operation and management of the whole business. She was an active entrepreneur with extensive experience in conducting business operations in China. Ms. Caifen Yan has been appointed as the president of the Jiangsu Chamber of Commerce and Industry in the Philippines since 2024, she is also the vice president of Zhejiang Chamber of Commerce in the Philippines and director of Manufacturers’ Association Bulacan. 17 Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

LEADERSHIP FINANCIALS INDUSTRY INVESTMENT HIGHLIGHTS GROWTH STRATEGIES BUSINESS OFFERING SUMMARY 18 Our Dedicated Team BOARD OF DIRECTOR NOMINEES Han (Francis) Zhang Independent Non - Executive Director Nominee Mr. Zhang is our independent director nominee. Mr. Zhang was the Chief Financial Officer and Director of Jiuzi Holdings Inc (Nasdaq: JZXN) from August 2020 to August 2024. Prior to joining Jiuzi Holdings, Inc., he served as the Executive Director of Shanghai Qianzhe Consulting Co., Ltd, where he was mainly responsible for overseas M&A projects, and follow - on investments and management of newly formed financial holding groups. Mr. Zhang earned an MBA degree from the University of Birmingham in 2005, a Master of Science in Finance with honors from Leeds Metropolitan University in 2004, and a Bachelor’s Degree in Economy from Zhejiang University of Technology in 2003. Samuel U. Lee Independent Non - Executive Director Nominee Mr. Lee is our independent director nominee. Mr. Lee has served as the chairman of the board of Travellers Insurance & Surety Corporation since 2013. He is also the chairman and chief executive officer of the Premier Life and General Assurance Corporation, and chairman of Cedar Rapids Insurance and Reinsurance. Mr. Lee received his bachelor’s degree of Science in Mechanical Engineering from De La Salle University in 1981. J ehn Ming Lim Independent Non - Executive Director Nominee Mr. Lim is our independent director nominee. Mr. Lim has extensive experience in auditing and advisory for companies listed in the United States. He has been engaging in this profession for more than 20 years, and is familiar with the SEC regulations and listing rules, as well as US GAAP. He is currently the Chief Financial Officer of Kandi Technologies, Corp. that is an electric vehicle and battery manufacturer listed in Nasdaq (NASDAQ GS: KNDI), as well as the Independent Director of Jiuzi Holdings, Inc. (NASDAQ: JZXN). Prior to that, he served as the Chief Financial Officer of Takung Art Co., Ltd. (NYSE MKT: TKAT) from 2019 to 2020. He received his Bachelor’s degree of Economics & Accounting from University of California, Santa Barbara in 2004. 18 Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss. Gd1

OFFERING SUMMARY BUSINESS GROWTH STRATEGIES INVESTMENT HIGHLIGHTS INDUSTRY FINANCIALS LEADERSHIP

Committed to ESG Leadership

We hold the strong belief that environmental, social, and governance ("ESG") leadership is essential to the success of our business model.

ENVIRONMENT

- Our vision is to be the world's leading sustainable and globally pre-eminent resource recovery company.
- Our goal is to provide sustainable and safe solutions and technologies to address the global hazardous waste challenge.
- We are committed to contributing to the global "green energy" transition and the movement toward a zero-carbon economy.

SOCIAL

- We prioritize the safety of our employees, suppliers, contractors, and visitors, striving for a "zero-harm" workplace.
- We ensure compliance with all applicable occupational health and safety laws, regulations, and standards in the jurisdictions where we operate.
- We provide social insurance & in-depth training to our employees on health, safety, and environmental requirements. We also equip all the machinery with safety instructions and allocate time to practice emergency procedures.

GOVERNANCE

- Our corporate culture is rooted in fairness, ethics, diversity, and performance orientation. Upon onboarding, our new employees will be introduced to our vision and core values that we expect all staff to uphold. These principles are underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs.
- We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee in the near future.

Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.

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One and one Green Technologies. INC

CONTACT US

Company Contact

+63 919-0785532

tinayan@onepgti.com

Underwriter Contact

Cathay Securities, Inc.

40 Wall Street, Suite 3600, New York, NY 10005

service@cathaysecurities.com

Investor Relations Contact

Strategic Investor Relations, LLC

Matthew Abenante

347.947.2093

matthew@strategic-ir.com

Note: Refer to the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative and illiquid, and there is a risk of loss.